Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2017 and 2016

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Jun. 30,	Dec. 31,
	Note	2017	2016

Assets
Current assets
Cash and cash equivalents		$152,672	$146,864
Trade and other receivables	6	86,719	152,567
Inventories	7	136,948	112,464
Prepaid expenses		6,149	3,992
Other financial assets	8	1,542	3,397
Taxes receivable		19,861	17,319
		403,891	436,603
Receivables	6	35,959	32,648
Inventories	7	4,436	4,537
Other financial assets	8	13,973	30,848
Intangible assets - computer software		5,671	6,614
Property, plant and equipment	9	3,853,919	3,865,823
Deferred tax assets	15b	41,978	79,483
		4,359,827	4,456,556

Liabilities
Current liabilities
Trade and other payables		$186,828	$169,662
Taxes payable		6,435	4,419
Other liabilities	10	34,614	42,207
Other financial liabilities		7,826	13,495
Finance lease obligations	11	4,710	3,172
Long-term debt	12	16,490	16,490
Deferred revenue	13	60,876	65,619
		317,779	315,064
Other financial liabilities		25,499	28,343
Finance lease obligations	11	14,541	9,760
Long-term debt	12	1,085,936	1,215,674
Deferred revenue	13	454,183	472,233
Provisions	14	200,641	179,702
Pension obligations		25,693	28,379
Other employee benefits		102,645	89,273
Deferred tax liabilities	15b	338,605	354,916
		2,565,522	2,693,344

Equity
Share capital	16b	1,588,299	1,588,319
Reserves		(32,433)	(42,040)
Retained earnings		238,439	216,933
		1,794,305	1,763,212

		$4,359,827	$4,456,556
Capital commitments (note 19).

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2017	2016	2017	2016
Cash generated from (used in) operating activities:
Profit (loss) for the period		$25,586	$(5,703)	$23,281	$(21,491)
Tax expense (recovery)	15a	16,227	12,260	31,226	11,160
Items not affecting cash:
Depreciation and amortization	5b	76,606	63,898	138,246	138,463
Share-based payment (recovery) expense	5c	(201)	3,952	3,121	4,579
Net finance expense	5e	25,823	29,474	51,723	58,829
Change in fair value of derivatives	5e	(153)	453	(124)	1,112
Change in deferred revenue related to stream	13	(14,243)	(18,731)	(27,391)	(34,605)
Change in taxes receivable/payable, net	20a	2,115	(4,799)	(4,437)	(1,054)
Unrealized (gain) loss on warrants	5e	(5,001)	1,175	(3,739)	838
Loss (gain) on available-for-sale investments	5e	308	(1,242)	226	(1,143)
Pension and other employee benefit payments, net of accruals		(2,399)	(5,570)	(3,017)	(5,570)
Other and foreign exchange		3,151	(5,172)	3,986	(2,915)
Taxes paid		(3,701)	(506)	(8,383)	(6,828)
Operating cash flow before change in non-cash working capital		124,118	69,489	204,718	141,375
Change in non-cash working capital	20a	7,734	68,032	37,527	97,696
		131,852	137,521	242,245	239,071
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(53,455)	(52,375)	(94,021)	(98,739)
Acquisition of available-for-sale investment		-	331	229	331
Release of (addition to) restricted cash		16,945	(17,552)	16,945	(22,668)
Net interest received		276	111	328	250
		(36,234)	(69,485)	(76,519)	(120,826)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs	12	(285)	19,529	(1,825)	59,326
Principal repayments	12	(67,123)	(24,123)	(131,245)	(28,245)
Interest paid on long-term debt		(4,415)	(5,445)	(15,821)	(53,943)
Financing costs		(3,817)	(5,179)	(8,640)	(9,603)
Equity transaction costs	16b	(20)	4,968	(20)	4,968
Dividends paid	16b	-	-	(1,775)	(1,773)
Finance lease		(934)	(835)	(1,871)	(1,314)
		(76,594)	(11,085)	(161,197)	(30,584)
Effect of movement in exchange rates on cash and cash equivalents		1,065	(765)	1,279	390
Net increase in cash and cash equivalents		20,089	56,186	5,808	88,051
Cash and cash equivalents, beginning of period		132,583	85,717	146,864	53,852
Cash and cash equivalents, end of period		$152,672	$141,903	$152,672	$141,903

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2017	2016	2017	2016
Revenue	5a	$324,898	$246,975	$578,055	$500,600
Cost of sales
Mine operating costs		170,398	134,938	312,855	286,227
Depreciation and amortization	5b	76,521	63,746	138,071	138,159
		246,919	198,684	450,926	424,386
Gross profit		77,979	48,291	127,129	76,214
Selling and administrative expenses		5,847	10,025	16,132	18,368
Exploration and evaluation		1,743	1,053	3,731	2,206
Other operating income and expenses	5d	1,889	1,884	(3,399)	6,152
Results from operating activities		68,500	35,329	110,665	49,488
Finance income	5e	(599)	(581)	(1,105)	(1,135)
Finance expenses	5e	26,422	30,055	52,828	59,964
Other finance loss (gain)	5e	864	(702)	4,435	990
Net finance expense		26,687	28,772	56,158	59,819

Profit (loss) before tax		41,813	6,557	54,507	(10,331)
Tax expense	15a	16,227	12,260	31,226	11,160

Profit (loss) for the period		$25,586	$(5,703)	$23,281	$(21,491)

Earnings (loss) per share
Basic and diluted		$0.11	$(0.02)	$0.10	$(0.09)

Weighted average number of common shares outstanding (note 17):
Basic		237,271,188	235,308,611	237,271,188	235,270,150
Diluted		237,271,188	235,308,611	237,271,188	235,270,150

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Profit (loss) for the period	$25,586	$(5,703)	$23,281	$(21,491)

Other comprehensive (loss) income:
Items that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign currency balances	8,222	(165)	10,092	16,958
Change in fair value of available-for-sale financial assets	(1,006)	4,046	(117)	3,973
Net exchange gain (loss) on available-for- sale financial assets	360	(57)	478	530
	7,576	3,824	10,453	21,461

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial loss	(1,349)	(1,151)	(3,298)	(22,269)
Tax effect	(613)	(708)	(795)	3,775
	(1,962)	(1,859)	(4,093)	(18,494)

Transferred to income statement:
Wind up of subsidiaries	-	-	3,021	-
Impairment of available-for-sale investments	308	127	315	226
Sale of available-for-sale investments	-	(931)	(89)	(931)
	308	(804)	3,247	(705)

Other comprehensive income net of tax, for the period	5,922	1,161	9,607	2,262
Total comprehensive income (loss) for the period	$31,508	$(4,542)	$32,888	$(19,229)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign currency
	Share capital	Other capital	translation	Available-for-	Remeasure-	Retained
	(note 16)	reserves	reserve	sale reserve	ment reserve	earnings	Total equity

Balance, January 1, 2016	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290
Loss	-	-	-	-	-	(21,491)	(21,491)
Other comprehensive (loss) income	-	-	16,958	3,798	(18,494)		2,262
Total comprehensive (loss) income	-	-	16,958	3,798	(18,494)	(21,491)	(19,229)
Contributions by and distributions to owners:
Equity issuance (note 16b)	5,053	-	-	-	-	-	5,053
Share issue costs, net of tax	(85)	-	-	-	-	-	(85)
Dividends (note 16b)	-	-	-	-	-	(1,773)	(1,773)
Total contributions by and distributions to owners	4,968	-	-	-	-	(1,773)	3,195

Balance, June 30, 2016	$1,581,568	$28,837	$3,061	$5,107	$(79,746)	$232,429	$1,771,256
Loss	-	-	-	-	-	(13,702)	(13,702)
Other comprehensive (loss) income	-	-	(8,657)	(82)	9,440	-	701
Total comprehensive (loss) income	-	-	(8,657)	(82)	9,440	(13,702)	(13,001)
Contributions by and distributions to owners:
Equity issuance (note 16b)	6,761	-	-	-	-	-	6,761
Share issue costs, net of tax	(10)	-	-	-	-	-	(10)
Dividends	-	-	-	-	-	(1,794)	(1,794)
Total contributions by and distributions to owners	6,751	-	-	-	-	(1,794)	4,957

Balance, December 31, 2016	$1,588,319	$28,837	$(5,596)	$5,025	$(70,306)	$216,933	$1,763,212

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Available-for-sale	Remeasurement
	(note 16)	reserves	translation reserve	reserve	reserve	Retained earnings	Total equity
Balance, January 1, 2017	$1,588,319	$28,837	$(5,596)	$5,025	$(70,306)	$216,933	$1,763,212
Profit	-	-	-	-	-	23,281	23,281
Other comprehensive income (loss)	-	-	13,113	587	(4,093)	-	9,607
Total comprehensive income (loss)	-	-	13,113	587	(4,093)	23,281	32,888
Contributions by and distributions to owners:
Equity transaction costs	(20)	-	-	-	-	-	(20)
Dividends (note 16b)	-	-	-	-	-	(1,775)	(1,775)

Balance, June 30, 2017	$1,588,299	$28,837	$7,517	$5,612	$(74,399)	$238,439	$1,794,305

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

1.	Reporting entity

On January 1, 2017, HudBay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three and six months ended June 30, 2017 and 2016 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at June 30, 2017, include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on August 3, 2017.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba Business Unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgement:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2016.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2016.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2016 and comparative periods.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

4.	New standards

New standards and interpretations adopted

–

Amendment to IAS 7, Statement of Cash Flows (“IAS 7”) - On January 29, 2016, the IASB issued amendments to IAS 7. The amendments come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The Group applied this amendment on January 1, 2017. The Group discloses changes in liabilities arising from financing activities in note 11 of the condensed consolidated interim financial statements and the application of this amendment did not result in a material change to the Group’s condensed consolidated interim financial statements.

–

Amendment to IAS 12, Income Taxes (“IAS 12”) - On January 19, 2016, the IASB issued amendments to IAS 12. The amendments give guidance that clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments were issued in response to diversity in practice and are relevant in circumstances in which the entity reports tax losses. The Group applied this amendment on January 1, 2017 with no change to the condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

–

IFRS 9, Financial Instruments (“IFRS 9”) - issued on July 24, 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

–

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Group has not yet determined the full effect of adoption of IFRS 15 on its consolidated financial statements, however, we expect the Group’s deferred revenue balance associated with stream transactions will be adjusted to reflect a significant financing component.

–

IFRS 16, Leases (“IFRS 16”) - in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

–

IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) - IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. The Interpretations Committee concluded that the exchange rate should be the rate used to initially measure the non- monetary asset (prepaid asset) or liability (deferred credit) when the advance was made. If there were multiple advances, each receipt or payment would be measured at the date the non-monetary asset or liability is recognized. This interpretation is effective for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRIC 22 on its consolidated financial statements.

5.	Revenue and expenses

	(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Copper	$223,033	$171,263	$375,030	$369,937
Zinc	82,253	51,953	160,104	102,451
Gold	28,770	36,589	59,804	57,500
Silver	11,872	12,949	21,758	23,401
Other	5,072	597	6,250	1,327
	351,000	273,351	622,946	554,616
Treatment and refining charges	(26,102)	(26,376)	(44,891)	(54,016)

	$324,898	$246,975	$578,055	$500,600

Included in revenue for the three months ended June 30, 2017 are unrealized losses related to non- hedge derivative contracts of $1,832 (three months ended June 30, 2016 - unrealized gains of $4,746). Included in revenue for the six months ended June 30, 2017 are unrealized gains related to non-hedge derivative contracts of $3,997 (six months ended June 30, 2016 - unrealized losses of $15,316).

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cost of sales	$76,521	$63,746	$138,071	$138,159
Selling and administrative expenses	85	152	175	304

	$76,606	$63,898	$138,246	$138,463

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

(c)	Share-based payment (recoveries) expenses

Share-based payment (recoveries) expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended June 30, 2017
Cost of sales	$161	$-	$161
Selling and administrative	(172)	(514)	(686)
Other operating	324	-	324

	$313	$(514)	$(201)
Six months ended June 30, 2017
Cost of sales	$599	$-	$599
Selling and administrative	1,722	223	1,945
Other operating	577	-	577

	$2,898	$223	$3,121
Three months ended June 30, 2016
Cost of sales	$293	$-	$293
Selling and administrative	2,320	974	3,294
Other operating	365	-	365

	$2,978	$974	$3,952
Six months ended June 30, 2016
Cost of sales	$226	$-	$226
Selling and administrative	2,824	916	3,740
Other operating	613	-	613

	$3,663	$916	$4,579

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

(d)	Other operating income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Regional costs	$1,501	$1,040	$2,736	$2,155
Constancia insurance recovery	-	-	(8,707)	-
Other (income) expense	388	844	2,572	3,997

	$1,889	$1,884	$(3,399)	$6,152

During the first quarter of 2017, the Group accounted for certain amounts that it expected to receive from its insurers to partially indemnify the Group for losses suffered as a result of an incident in 2015 that caused damage to Line 2 of the Constancia processing facilities and a delay in commissioning the process plant. These funds were received during the second quarter of 2017.

(e)	Finance income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Finance income	$(599)	$(581)	$(1,105)	$(1,135)
Finance expense
Interest expense on long-term debt	22,215	27,942	45,134	54,560
Accretion on financial liabilities at amortized cost	325	342	653	669
Unwinding of discounts on provisions	997	661	2,006	1,328
Other finance expense	6,174	4,784	11,604	10,763
	29,711	33,729	59,397	67,320
Interest capitalized	(3,289)	(3,674)	(6,569)	(7,356)
	26,422	30,055	52,828	59,964
Other finance losses (gains)
Net foreign exchange losses (gains)	5,668	(1,064)	7,998	184
Change in fair value of financial assets
and liabilities at fair value through profit loss:
Hudbay warrants	(5,001)	1,175	(3,739)	838
Prepayment option embedded derivative/gold option	(153)	453	(124)	1,112
Investments classified as held-for-trading	42	(24)	74	(1)
Realized gain on disposal of available-for-sale investments	-	(438)	-	(438)
Net gain reclassified from equity on disposal of available- for-sale investments	-	(931)	(89)	(931)
Net loss reclassified from equity on impairment of available-for-sale investments	308	127	315	226
	864	(702)	4,435	990

Net finance expense	$26,687	$28,772	$56,158	$59,819

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

Other finance expense relates primarily to withholding taxes and non-interest facility fees on financing instruments.

6.	Trade and other receivables

	Jun. 30, 2017	Dec. 31, 2016
Current
Trade receivables	$57,248	$85,386
Embedded derivatives - provisional pricing (note 18c)	4,566	12,538
Statutory receivables	21,277	43,808
Receivable from joint venture partners	1,263	-
Other receivables	2,365	10,835
	86,719	152,567
Non-current
Taxes receivable	14,205	12,424
Receivable from joint venture partners	20,158	18,681
Other receivables	1,596	1,543
	35,959	32,648

	$122,678	$185,215

As at June 30, 2017, $20,370 (December 31, 2016 - $42,273) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year.

The non-current receivable from joint venture partners is for the Group’s joint venture partner for the Rosemont project in Arizona.

7.	Inventories

	Jun. 30, 2017	Dec. 31, 2016
Current
Stockpile	$17,401	$9,368
Work in progress[1]	15,443	9,100
Finished goods	66,717	54,583
Materials and supplies	37,387	39,413
	136,948	112,464
Non-current
Materials and supplies	4,436	4,537

	$141,384	$117,001

1Represents zinc concentrate which will be processed further into cast zinc metal or sold directly.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $217,530 and $398,113 for the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 - $178,177 and $374,749, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

8.	Other financial assets

	Jun. 30, 2017	Dec. 31, 2016
Current
Derivative assets	$1,542	$3,397

Non-current
Available-for-sale investments	13,646	13,508
Investments at fair value through profit or loss	124	192
Restricted cash	203	17,148
	13,973	30,848

	$15,515	$34,245

Available-for-sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded.

9.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Jun. 30, 2017	Cost	amortization	amount
Exploration and evaluation assets	$15,505	$-	$15,505
Capital works in progress	855,527	-	855,527
Mining properties	1,834,769	(598,010)	1,236,759
Plant and equipment	2,459,056	(712,928)	1,746,128

	$5,164,857	$(1,310,938)	$3,853,919

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2016	Cost	amortization	amount
Exploration and evaluation assets	$15,015	$-	$15,015
Capital works in progress	844,759	-	844,759
Mining properties	1,775,432	(523,460)	1,251,972
Plant and equipment	2,368,658	(614,581)	1,754,077

	$5,003,864	$(1,138,041)	$3,865,823

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

10.	Other liabilities

	Jun. 30, 2017	Dec. 31, 2016
Current
Provisions (note 14)	$12,549	$14,367
Pension liability	19,516	24,635
Other employee benefits	2,549	2,356
Unearned revenue	-	849

	$34,614	$42,207

11.	Finance lease obligations

	Jun. 30, 2017	Dec. 31, 2016
Total minimum lease payments	$20,501	$13,720
Effect of discounting	(1,250)	(788)
Present value of minimum lease payments	19,251	12,932
Less: current portion	(4,710)	(3,172)
	14,541	9,760
Minimum payments under finance leases
Less than 1 year	5,218	3,508
1-3 years	10,397	6,667
4-5 years	4,886	3,545

	$20,501	$13,720

The Group has entered into equipment leases for its South American and Manitoba business units which expire between 2021 and 2022 and with interest rates between 1.95 to 4.45%, per annum. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a finance lease asset, which was included as a non-cash addition to property plant and equipment, and a corresponding amount as a finance lease obligation. The fair value of the finance lease liabilities approximates their carrying amount.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

12.	Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2017	Dec. 31, 2016
Senior unsecured notes (a)	$986,354	$986,574
Equipment finance facility (b)	42,357	50,267
Senior secured revolving credit facilities (c)	73,715	195,323
	1,102,426	1,232,164
Less: current portion	(16,490)	(16,490)

	$1,085,936	$1,215,674

(a)	Senior unsecured notes

Balance, January 1, 2016	$917,329
Addition to Principal, net of transaction costs	987,671
Payments made	(920,000)
Change in fair value of embedded derivative (prepayment option)	(1,146)
Write-down of unamortized transaction costs	2,216
Accretion of transaction costs and premiums	504
Balance, December 31, 2016	$986,574
Transaction costs	(281)
Change in fair value of embedded derivative (prepayment option)	(438)
Accretion of transaction costs and premiums	499

Balance, June 30, 2017	$986,354

On December 12, 2016 and December 28, 2016, the Group redeemed for cash all of its outstanding $920,000 aggregate principal amount of 9.50% senior unsecured notes due 2020. The unamortized transaction costs of $2,216 were expensed upon extinguishment of the Group’s 9.50% senior unsecured notes.

On December 12, 2016, the Group completed an offering of $1,000,000 aggregate principal amount of senior notes in two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000. The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

(b)	Equipment finance facility

Balance, January 1, 2016	$66,521
Transaction costs	(1,013)
Payments made	(16,490)
Accretion of transaction costs	1,249
Balance, December 31, 2016	$50,267
Transaction costs	(312)
Payments made	(8,245)
Accretion of transaction costs	647

Balance, June 30, 2017	$42,357

The equipment finance facility is reflected in the consolidated balance sheets as follows:

	Jun. 30, 2017	Dec. 31, 2016
Current	$16,490	$16,490
Non-current	25,867	33,777

	$42,357	$50,267

(c)	Senior secured revolving credit facilities

Balance, January 1, 2016	$291,030
Addition to Principal, net of transaction costs	60,021
Payments made	(160,000)
Accretion of transaction costs	4,272
Balance, December 31, 2016	$195,323
Transaction costs	(229)
Payments made	(123,000)
Accretion of transaction costs	1,621

Balance, June 30, 2017	$73,715

The senior secured credit facilities are reflected in the consolidated balance sheets as follows:

	Jun. 30, 2017	Dec. 31, 2016
Non-current	73,715	195,323

Balance, June 30, 2017	$73,715	$195,323

On July 14, 2017, the Group entered into amendments to its two senior credit facilities to secure both facilities with substantially all of the Group’s assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates from March 31, 2019 to July 14, 2021 and reduce the interest rate from LIBOR plus 4.50% to LIBOR plus 3.00%, based on financial results for the twelve months ended June 30, 2017. The two facilities have substantially similar terms and conditions.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

13.	Deferred revenue

The following table summarizes changes in deferred revenue:

Balance, January 1, 2016	$597,260
Recognition of revenue	(65,762)
Effects of changes in foreign exchange	6,354
Balance, December 31, 2016	$537,852
Recognition of revenue	(27,391)
Effects of changes in foreign exchange	4,598

Balance, June 30, 2017	$515,059

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2017	Dec. 31, 2016
Current	$60,876	$65,619
Non-current	454,183	472,233

	$515,059	$537,852

14.	Provisions

Provisions are reflected in the condensed consolidated interim balance sheets as follows:

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Jun. 30, 2017	liabilities	share units	share units	Other	Total
Current (note 10)	$1,040	$4,350	$6,436	$723	$12,549
Non-current	195,702	-	4,607	332	200,641

	$196,742	$4,350	$11,043	$1,055	$213,190

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Dec. 31, 2016	liabilities	share units	share units	Other	Total
Current (note 10)	$1,054	$3,933	$8,451	$929	$14,367
Non-current	176,242	-	2,601	859	179,702

	$177,296	$3,933	$11,052	$1,788	$194,069

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

15.	Income and mining taxes

	(a)	Tax expense:

The tax expense is applicable as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Current:
Income tax (recovery) expense	$(3,601)	$2,114	$3,533	$3,901
Mining tax expense	5,187	3,191	9,732	3,981
Adjustments in respect of prior years	-	-	(445)	-
	1,586	5,305	12,820	7,882
Deferred:
Income tax - origination and reversal of temporary difference	13,589	6,010	16,907	945
Mining tax - origination and reversal of temporary difference	184	922	897	2,067
Adjustments in respect of prior years	868	23	602	266
	14,641	6,955	18,406	3,278

	$16,227	$12,260	$31,226	$11,160

(b)	Deferred tax assets and liabilities:

	Jun. 30, 2017	Dec. 31, 2016
Deferred income tax asset	$41,978	$79,483

Deferred income tax liability	(320,887)	(338,330)
Deferred mining tax liability	(17,718)	(16,586)
	(338,605)	(354,916)

Net deferred tax liability balance	$(296,627)	$(275,433)

As of January 1, 2017 the deferred tax assets and deferred tax liabilities attributable to Canada are now disclosed as a net deferred tax asset. This follows from the amalgamation between HudBay Minerals Inc. and its former subsidiaries, Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and Hudson Bay Exploration and Development Company Limited.

(c)	Changes in deferred tax assets and liabilities:

	Six months ended	Year ended
	Jun. 30, 2017	Dec. 31, 2016
Net deferred tax liability balance, beginning of period	$(275,433)	$(253,859)
Deferred tax expense	(18,406)	(23,518)
OCI transactions	(795)	2,198
Foreign currency translation on the deferred tax liability	(1,993)	(254)

Net deferred tax liability balance, end of period	$(296,627)	$(275,433)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

16.	Share capital

	(a)	Preference shares:

Authorized: Unlimited preference shares without par value

	(b)	Common shares:

Authorized: Unlimited common shares without par value Issued and fully paid:

	Six months ended		Year ended
	Jun. 30, 2017		Dec. 31, 2016
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	237,271,188	$1,588,319	235,231,688	$1,576,600
Equity issuance	-	-	2,039,500	11,814
Share issue costs, net of tax	-	(20)		(95)

Balance, end of period	237,271,188	$1,588,299	237,271,188	$1,588,319

During the six months ended June 30, 2017, the Company paid $1,775 in dividends on March 31, 2017 to shareholders of record as of March 10, 2017. During the six months ended June 30, 2016, the Company paid $1,773 in dividends on March 31, 2016 to shareholders of record as of March 11, 2016.

17.	Earnings (loss) per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Basic and diluted weighted average common shares outstanding	237,271,188	235,308,611	237,271,188	235,270,150

The determination of the diluted weighted-average number of common shares excludes stock options, Hudbay warrants and Augusta warrants that were either out-of-the-money or expired for the three and six months ended June 30, 2017 and 2016.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

18.	Financial instruments

	(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group's financial instruments and non- financial derivatives:

	Jun. 30, 2017		Dec. 31, 2016
	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	Value	Value	Value
Loans and receivables
Cash and cash equivalents [1]	$152,672	$152,672	$146,864	$146,864
Restricted cash[1]	203	203	17,148	17,148
Trade and other receivables1, 2	82,630	82,630	116,445	116,445
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	4,566	4,566	12,538	12,538
Non-hedge derivative assets[3]	1,542	1,542	3,397	3,397
Prepayment option - embedded derivative[7]	4,868	4,868	4,430	4,430
Investments at FVTPL[4]	124	124	192	192
Available-for-sale investments[4]	13,646	13,646	13,508	13,508
Total financial assets	260,251	260,251	314,522	314,522
Financial liabilities at amortized cost
Trade and other payables1, 2	179,647	179,647	163,027	163,027
Finance leases	19,251	19,251	12,932	12,932
Other financial liabilities[5]	19,234	23,474	17,231	22,998
Senior unsecured notes[6]	1,043,642	991,222	1,040,178	991,004
Equipment finance facility[8]	42,357	42,357	50,267	50,267
Senior secured revolving credit facilities[8]	73,715	73,715	195,323	195,323
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	218	218	86	86
Warrant liabilities[3]	4,136	4,136	7,588	7,588
Option liabilities[3]	915	915	570	570
Non-hedge derivative liabilities[3]	4,800	4,800	10,681	10,681
Total financial liabilities	1,387,915	1,339,735	1,497,883	1,454,476
Net financial liability	$(1,127,664)	$(1,079,484)	$(1,183,361)	$(1,139,954)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using available market closing prices.

[5]

These financial liabilities relate to agreements with communities near the Constancia operation in Peru which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 12) has been determined using the quoted market price at the period end.
[7]

Fair value of the prepayment option embedded derivative related to the long-term debt has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

–	Level 1:	Quoted prices in active markets for identical assets or liabilities;
–	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
–	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2017	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$4,566	$-	$4,566
Non-hedge derivatives	-	1,542	-	1,542
Investments at FVTPL	-	124	-	124
Prepayment option embedded derivative	-	4,868	-	4,868
Available-for-sale investments	12,105	-	1,541	13,646

	$12,105	$11,100	$1,541	$24,746
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$218	$-	$218
Non-hedge derivatives	-	4,800	-	4,800
Option liability	-	915	-	915
Warrant liabilities	4,136	-	-	4,136

	$4,136	$5,933	$-	$10,069

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$12,538	$-	$12,538
Non-hedge derivatives	-	3,397	-	3,397
Investments at FVTPL	-	192	-	192
Prepayment option embedded derivative	-	4,430	-	4,430
Available-for-sale investments	12,018	-	1,490	13,508

	$12,018	$20,557	$1,490	$34,065
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$86	$-	$86
Non-hedge derivatives	-	10,681	-	10,681
Option liability	-	570	-	570
Warrant liabilities	7,588	-	-	7,588

	$7,588	$11,337	$-	$18,925

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment as a proxy for fair value. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2017, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2017, the Group had 31,000 tonnes of copper fixed for floating swaps outstanding at an effective average price of $2.62/lb, which settle across July to October 2017. At December 31, 2016, the Group had 41,000 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price $2.42/lb, which settle across February to June 2017. The aggregate fair value of the transactions at June 30, 2017 was a liability position of $4,561 (December 31, 2016 a liability position of $8,657).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At June 30, 2017 and December 31, 2016 the Group held no gold or silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At June 30, 2017, the Group held contracts for forward zinc purchased of 7,617 tonnes (December 31, 2016 – 2,644 tonnes) that related to forward customer sales of zinc. Prices range from $1,862 to $2,790 per tonne (December 31, 2016 – $1,514 to $2,783) and settlement dates extend to May 2018. The aggregate fair value of the transactions at June 30, 2017 was a net asset position of $1,303 (December 31, 2016 – a net asset position of $1,373).

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

As at June 30, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 27,466 tonnes of copper (December 31, 2016 – 32,750 tonnes). As of June 30, 2017, there are also 1,760 tonnes of zinc (December 31, 2016 – nil tonnes) awaiting final pricing. In addition, at June 30, 2017, the Group’s net position consisted of contracts awaiting final pricing for sales of 14,391 ounces of gold and 101,662 ounces of silver (December 31, 2016 – 13,827 ounces of gold and 116,912 ounces of silver).

As at June 30, 2017, the Group’s provisionally priced copper, zinc, gold and silver sales subject to final settlement were recorded at average prices of $2.70/lb (December 31, 2016 – $2.51/lb), $1.25/lb, $1,243/oz (December 31, 2016 – $1,151/oz) and $16.61/oz (December 31, 2016 – $15.96/oz), respectively.

The aggregate fair value of the copper embedded derivatives within the copper concentrate sales contracts at June 30, 2017, was an asset position of $4,566 (December 31, 2016 – an asset position of $12,538). The aggregate fair value of other embedded derivatives at June 30, 2017, was a liability position of $218 (December 31, 2016 – a liability position of $86).

Prepayment option embedded derivative

The senior unsecured notes (note 12) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5e). The fair value of the embedded derivative at June 30, 2017 was an asset of $4,868 (December 31, 2016 - an asset of $4,430).

(d)	Restricted cash

The South American business unit has $71,930 in letters of credit issued under the Peru facility to support its reclamation obligations. The Manitoba business unit has $54,860 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the revolving credit facilities, no cash collateral is required to be posted.

Hudbay currently has a restricted cash balance of $203, which consists of cash collateral posted to secure Hudbay Peru letters of credit issued to support certain financial obligations.

(e)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Hudbay Arizona which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

19.	Capital commitments

As at June 30, 2017, the Group had outstanding capital commitments in Canada of approximately $31,790 primarily related to committed long-lead orders for the paste plant, of which approximately $261 cannot be terminated by the Group, approximately $29,730 in Peru related to sustaining capital costs, all of which can be terminated by the Group and approximately $161,221 in Arizona, primarily related to its Rosemont project, of which approximately $77,395 cannot be terminated by the Group.

20.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Change in:
Trade and other receivables	$8,456	$81,708	$61,631	$90,138
Other financial assets/liabilities	1,940	(4,746)	(3,852)	15,316
Inventories	4,361	(6,649)	(11,056)	191
Prepaid expenses	(2,027)	218	(1,662)	4,363
Trade and other payables	11,497	(13,709)	(11,216)	(35,875)
Change in taxes payable/receivable, net	(2,115)	4,799	4,437	1,054
Provisions and other liabilities	(14,378)	6,411	(755)	22,509

	$7,734	$68,032	$37,527	$97,696

(b)	Non-cash transactions:

During the six months ended June 30, 2017, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

–

Remeasurements of the Group's decommissioning and restoration liabilities for the six months ended June 30, 2017 led to a net increase in related property, plant and equipment assets of $12,989 (six months ended June 30, 2016 - $23,165) as a result of declines in discount rates and increased mine activity footprints and the resulting higher disturbance.

–	Property, plant and equipment included $6,318 of net additions related to capital additions under finance lease (June 30, 2016 - $13,107).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

21.	Segmented information

Corporate and other activities include the Group's exploration activities in South America. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended June 30, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$166,418	$158,480	$-	$-	$324,898

Cost of sales
Mine operating costs	94,931	75,467	-	-	170,398
Depreciation and amortization	31,385	45,136	-	-	76,521
Gross profit	40,102	37,877	-	-	77,979
Selling and administrative expenses	-	-	-	5,847	5,847
Exploration and evaluation	875	273	-	595	1,743
Other operating income and expenses	(625)	2,366	213	(65)	1,889
Results from operating activities	$39,852	$35,238	$(213)	$(6,377)	$68,500
Finance income					(599)
Finance expenses					26,422
Other finance gains					864
Profit before tax					41,813
Tax expense					16,227
Profit for the period					$25,586

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

Three months ended June 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$128,278	$118,697	$-	$-	$246,975

Cost of sales
Mine operating costs	78,872	56,066	-	-	134,938
Depreciation and amortization	31,716	32,030	-	-	63,746
Gross profit	17,690	30,601	-	-	48,291
Selling and administrative expenses	-	-	-	10,025	10,025
Exploration and evaluation	327	162	-	564	1,053
Other operating income and expenses	471	1,407	94	(88)	1,884
Results from operating activities	$16,892	$29,032	$(94)	$(10,501)	$35,329
Finance income					(581)
Finance expenses					30,055
Other finance gains					(702)
Profit before tax					6,557
Tax expense					12,260
Loss for the period					$(5,703)

Six months ended June 30, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$322,127	$255,928	$-	$-	$578,055
Cost of sales
Mine operating costs	185,933	126,922	-	-	312,855
Depreciation and amortization	62,552	75,519	-	-	138,071
Gross profit	73,642	53,487	-	-	127,129
Selling and administrative expenses	-	-	-	16,132	16,132
Exploration and evaluation	1,872	577	-	1,282	3,731
Other operating expenses and income	489	(4,382)	407	87	(3,399)
Results from operating activities	$71,281	$57,292	$(407)	$(17,501)	$110,665
Finance income					(1,105)
Finance expenses					52,828
Other finance gains					4,435
Profit before tax					54,507
Tax expense					31,226

Profit for the period					$23,281

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2017 and 2016

Six months ended June 30, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$239,730	$260,870	$-	$-	$500,600
Cost of sales
Mine operating costs	158,502	127,725	-	-	286,227
Depreciation and amortization	60,627	77,532	-	-	138,159
Gross profit	20,601	55,613	-	-	76,214
Selling and administrative expenses	-	-	-	18,368	18,368
Exploration and evaluation	659	389	-	1,158	2,206
Other operating expenses	3,324	2,744	250	(166)	6,152
Results from operating activities	$16,618	$52,480	$(250)	$(19,360)	$49,488
Finance income					(1,135)
Finance expenses					59,964
Other finance gains					990
Loss before tax					(10,331)
Tax expense					11,160

Loss for the period					$(21,491)

June 30, 2017
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$703,602	$2,649,317	$840,556	$166,352	$4,359,827
Total liabilities	512,653	845,403	160,679	1,046,787	2,565,522
Property, plant and equipment	605,013	2,424,943	816,426	7,537	3,853,919

December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$769,561	$2,720,441	$822,498	$144,056	$4,456,556
Total liabilities	528,326	876,056	158,236	1,130,726	2,693,344
Property, plant and equipment	606,348	2,452,917	800,542	6,016	3,865,823